Mail Stop 3561

April 23, 2008

Kirk B. Michael
Chief Financial Officer
IPALCO Enterprises, Inc.
One Monument Circle
Indianapolis, IN 46204

      RE: IPALCO Enterprises, Inc.
             Item 4.01 Form 8-K filed December 13, 2007 as amended April 23, 2008
             File No. 1-8644

Dear Mr. Michael:

      We have completed our review of your Form 8-K and have no further comments at this time.

             Sincerely,

             Michael Moran
             Branch Chief